Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

March 6, 2007

Messina Minerals ("MMI") Intersects 21.4 meters at Domino of 10.8% Zinc, 6.9% Lead, 0.5% Copper, 161 g/t Silver, 1.0 g/t Gold

Messina Minerals Inc. has intersected 21.4 meters of massive sulphide mineralization at Domino in hole GA07-210 assaying 10.8% zinc, 6.9% lead, 0.5% copper (18.2% combined base metals) with 161 g/t silver and 1.0 g/t gold. The intersection is approximately 16 meters true thickness.

A 3.3 meter subzone (approximately 2.5 meter true thickness) of extreme base metal enrichment assayed 29.0% zinc, 26.9% lead, 0.9% copper (56.8% combined base metals), 466 g/t silver, and 1.1 g/t gold.

The objective of the ongoing Domino drill program is to expand the Domino target and show continuity of base metal enriched massive sulphides sufficient to begin a resource calculation in late 2007.

Domino hole GA07-210 successfully tested a 50 meter vertical and 75 meter horizontal gap for continuity of thicker, base metal enriched massive sulphides between holes GA06-96 (10.58 meters assaying 7.3% zinc, 5.5% lead, 0.5% copper, 128 g/t silver, 1.0 g/t gold at -65 m asl) and GA07-207 (19.0 meters assaying 9.1% zinc, 4.2% lead, 0.5% copper, 106 g/t silver, and 0.8 g/t gold at -115 m asl). GA07-210 is located 35 meters down dip of GA06-96 at -100 m asl, and 15 meters up dip of GA07-207.

The thick section of Domino base metal sulphides has been shown to have dip length continuity of a minimum of 50 meters. Also, the extreme base metal enrichment observed in a subsection of GA07-207 of 3.2 meters assaying 41.1% combined base metals (NR February 9, 2007) has been shown to have up dip continuity to GA07-210 with 56.8% combined base metals.

Continuity of thicker Domino mineralization has been demonstrated along strike from 3600E to 3825E, a distance of 225 meters, and over a minimum vertical distance of 50 meters. Domino mineralization has been intersected as far east as 3200E and as far west as 4025E, a distance of 825 meters, and Domino remains open to the east and west.

Drilling has commenced on section 4025E, to test for thicker base metal enriched Domino mineralization at a step-out distance of 200 meters. The planned series of holes could effectively double the strike length of thicker Domino mineralization if successful.

One drill is currently testing the Domino massive sulphide target. Two drills are testing the adjacent Hurricane massive sulphide target. The resource estimate of the nearby Boomerang massive sulphide mineralization is expected to be available by April 1, 2007.

dlw 3/15

Messina Minerals Inc. is drilling zinc-lead-copper-silver-gold enriched massive sulphides within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

March 6, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on March 6, 2007 through the facilities of CCN Matthews via Canadian Timely disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 6th day of March, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

March 6, 2007

Messina Minerals ("MMI") Intersects 21.4 meters at Domino of 10.8% Zinc, 6.9% Lead, 0.5% Copper, 161 g/t Silver, 1.0 g/t Gold

Messina Minerals Inc. has intersected 21.4 meters of massive sulphide mineralization at Domino in hole GA07-210 assaying 10.8% zinc, 6.9% lead, 0.5% copper (18.2% combined base metals) with 161 g/t silver and 1.0 g/t gold. The intersection is approximately 16 meters true thickness.

A 3.3 meter subzone (approximately 2.5 meter true thickness) of extreme base metal enrichment assayed 29.0% zinc, 26.9% lead, 0.9% copper (56.8% combined base metals), 466 g/t silver, and 1.1 g/t gold.

The objective of the ongoing Domino drill program is to expand the Domino target and show continuity of base metal enriched massive sulphides sufficient to begin a resource calculation in late 2007.

Domino hole GA07-210 successfully tested a 50 meter vertical and 75 meter horizontal gap for continuity of thicker, base metal enriched massive sulphides between holes GA06-96 (10.58 meters assaying 7.3% zinc, 5.5% lead, 0.5% copper, 128 g/t silver, 1.0 g/t gold at –65 m asl) and GA07-207 (19.0 meters assaying 9.1% zinc, 4.2% lead, 0.5% copper, 106 g/t silver, and 0.8 g/t gold at –115 m asl). GA07-210 is located 35 meters down dip of GA06-96 at –100 m asl, and 15 meters up dip of GA07-207.

The thick section of Domino base metal sulphides has been shown to have dip length continuity of a minimum of 50 meters. Also, the extreme base metal enrichment observed in a subsection of GA07-207 of 3.2 meters assaying 41.1% combined base metals (NR February 9, 2007) has been shown to have up dip continuity to GA07-210 with 56.8% combined base metals.

Continuity of thicker Domino mineralization has been demonstrated along strike from 3600E to 3825E, a distance of 225 meters, and over a minimum vertical distance of 50 meters. Domino mineralization has been intersected as far east as 3200E and as far west as 4025E, a distance of 825 meters, and Domino remains open to the east and west.

Drilling has commenced on section 4025E, to test for thicker base metal enriched Domino mineralization at a step-out distance of 200 meters. The planned series of holes could effectively double the strike length of thicker Domino mineralization if successful.

One drill is currently testing the Domino massive sulphide target. Two drills are testing the adjacent Hurricane massive sulphide target. The resource estimate of the nearby Boomerang massive sulphide mineralization is expected to be available by April 1, 2007.

Messina Minerals Inc. is drilling zinc-lead-copper-silver-gold enriched massive sulphides within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

February 23, 2007

Messina Minerals Inc. is pleased to welcome Mr. Gordon Ulrich to the position of Director. Mr. Ulrich's nomination to the Company's Board of Directors was approved by shareholders at Messina's Annual General Meeting held February 22nd.

Mr. Ulrich has worked in the western Canadian mining industry since 1966 and was president of Luscar Ltd, a major Canadian energy company with interests in coal and oil and gas in western Canada, for over 10 years. Under Mr. Ulrich's tenure, Luscar went public with the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $693 million in 1999. Mr. Ulrich remains involved as a professional board member of several organizations, and Alberta government advisory committees. Mr. Ulrich has a wealth of business and corporate management experience and knowledge that will be an invaluable asset to the Company as exploration on its Newfoundland mineral properties advances towards development.

The Company has agreed with four parties to cancel existing incentive stock options exercisable at $1.51 due to expire September 6, 2007 totaling 325,000 options. The Company also announces that, subsequent to the cancellation of these options, the Company granted under its Incentive Stock Option Plan a total of 2,075,000 incentive stock options to certain employees, officers, directors and/or consultants at a price of $1.51 per share, exercisable for a period of five years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 23, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 23, 2007 through the facilities of CCN Matthews via TSX Venture Exchange disclosure.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. ***Reliance on subsection 7.1(2) or (3) of National Instrument 51-102***

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 23rd day of February, 2007

"Peter Tallman"

Peter Tallman, President